DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 www.dlapiper.com Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

November 10, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant

Re:	Connecture, Inc. Registration Statement on Form S-1 Filed October 20, 2014 File No. 333-199484

Ladies and Gentlemen:

We are writing on behalf of Connecture, Inc. (the “Company” or “Connecture”) in response to the October 28, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, which was filed with the Commission on October 20, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”). A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

The Company respectfully informs the Staff that Amendment No. 1 includes the Company’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2014. In addition, all share and per share amounts in Amendment No. 1 have been revised to give effect to the Company’s three-for-one reverse share split effected on November 6, 2014.

Division of Corporation Finance

November 10, 2014

General

Overview, page 1

1. Please consider expanding your disclosure in the second-to-last paragraph in this section to succinctly explain what you mean by “enablement,” in accordance with your response to prior comment 9. To provide context with respect to your statement that your product is available to 52 million beneficiaries, disclose that approximately 4 million people used your software.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 to explain the meaning of “enablement” and to disclose that approximately 4 million people used the Company’s software during the 2013 enrollment period.

Industry Background, page 1

2. We note your revisions in response to prior comment 10; however, you do not appear to explain the meaning of “broker private exchanges” on pages 5 and 80. Please clarify your disclosure in accordance with our comment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 82 to explain the meaning of “broker private exchanges.”

Risk Factors

We rely on data center providers…, page 18

3. Given the language in this risk factor that you “may incur significant costs and possible service interruption” if you transfer your services to new facilities, please disclose the duration of your agreements with data center providers, in accordance with your response to prior comment 15.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 to state the duration of the Company’s agreements with data center providers.

Use of Proceeds, page 39

4. We note your response to prior comment 21. For the debt that will be paid from offering proceeds, disclose in this section the interest rates and maturity dates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 to state the interest rates and maturity dates of debt that will be paid from offering proceeds.

5. Please revise the last two bullet points on page 39 to disclose the amounts payable upon maturity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 to state the amounts payable upon maturity of the referenced indebtedness.

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November 10, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

6. We note your quantification, here and elsewhere in your registration statement, of software services and professional services as a percentage of total revenues. Please disclose the method by which these service amounts are computed and reconcile the same to your Exhibit A. The footnote to Exhibit A indicates that revenue attributable to software services and professional services in the Enterprise/State segment is allocated based on contractual values.

Response: The Company respectfully advises the Staff that Exhibit A to the prior response letter was provided to the Staff in response to prior comment 49 regarding revenue recognized in each period as requested by the Staff and included amounts by period for “Consolidated” total “Software Services” and total “Professional Services”. The amounts in Exhibit A were used without adjustment to calculate the disclosed percentages on Overview beginning on page 48.

In response to the Staff’s request to disclose the method by which the service amounts referenced in the Staff’s comment are computed and reconcile such amounts to Exhibit A to the Company’s October 10, 2014 letter in response to the Staff’s September 25, 2014 comment letter, for all contractual arrangements that include multiple elements, the Company allocates revenue from a customer contract to software services and professional services based on the type of multiple element arrangement.

For multiple-element arrangements containing hosted software, the Company identifies each software and professional services unit of accounting based on the terms of the customer contract and allocates revenue to each unit of accounting based on the relative selling price of each deliverable.

For the Company’s Enterprise/State non-hosted multiple-element arrangements, where the Company currently does not have VSOE to allocate total contract value to each unit of accounting in accordance with ASC 985-605, the Company has used various available indicators of fair value including relative selling price allocations of similar hosted arrangements, external peer information to the extent available and contracted value (which is primarily based on hours and rates for service elements outlined in each contract), and applied its best judgment to reasonably classify the recognized revenue into Software Services and Professional Services revenue. The estimated Enterprise/State non-hosted Software Services and Professional Services revenue amounts have been aggregated with the Software Services and Professional Services amounts from the Company’s other segments to arrive at the “Consolidated,” total “Software Services,” and total “Professional Services” revenue disclosed to the Staff in Exhibit A. The footnote to Exhibit A was meant to indicate the use of the above approach to classifying the revenue from non-hosted multiple-element arrangements where the Company currently does not have VSOE.

In response to the Staff’s comment the Company has expanded its disclosure on pages 48 to 52 to address the method by which the Company classifies its non-hosted Enterprise/State arrangement revenue into Software Services revenue and Professional Services revenue.

Key Financial and Operating Performance Metrics, page 49

7. We note from risk factor disclosure on page 16 that renewals, maintaining fee levels and selling additional software and services to your existing customers are considered critical to your operating results. To the degree these are key performance indicators you use to manage the business and disclosure would be material to investors, please revise your discussion within Management’s Discussion and Analysis to include these metrics and related trends. Refer to SEC Release 33-8350 I.B.

Response: The Company respectfully advises the Staff that renewals, maintaining fee levels and selling additional software and services to the Company’s existing customers are critical to the Company’s operating results, and as such, each of these items has been and is embodied in the “Software Revenue Retention Rate.” However, the Company does not believe that reporting on these items individually would be useful to investors. Therefore, the Company respectfully submits that the “Software Revenue Retention Rate” is the applicable key performance indicator used to manage the business and as such it has been included as a Key Financial and Operating Performance Metric on page 51.

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November 10, 2014

8. We note from your response to prior comment 32 that you do not consider the number of health plan customers to be a key metric to evaluate your operations. Please reconcile this statement to the presentation on the last page of your gatefold that seems to suggest that customer reach can be assessed by the number of health plans served.

Response: The Company respectfully advises the Staff that while its number of health plan customers is an important metric to demonstrate the reach of the Company’s customer base, the Company does not believe that its number of health plan customers in and of itself is an important metric for purposes of evaluating its operations, because the revenue generated by each customer relationship varies significantly across the Company’s health plan customer base. As such, the net loss or addition of any particular customer (without consideration of the impact of the resultant net loss or addition of that customer on other Key Operating Metrics such as “Contracted Backlog” or “Software Revenue Retention Rate”) is not a key metric management uses to evaluate its operations.

9. We note from your response to prior comment 32 that you do not consider the number of new implementations to be a useful metric in understanding your results of operations. Please reconsider how disclosures may best be made to convey your implementation activity over the reported periods. For example, from your disclosures on pages 55 through 58, it appears that new implementations and completed implementations related to, for example, the “(g)rowth in software services revenue… primarily attributable to the addition of new customers across all of (y)our segments” have had a significant impact on revenue and cost recognition and deferrals

We understand from your response that you believe that disclosing the number of implementations may not be meaningful due to the varying values of individual implementations. Tell us what consideration might be given to disclosing average implementation values or stratifying implementations of various sizes in order to quantify the impact of new and completed implementations in a meaningful way.

Response: The Company respectfully advises the Staff that the average implementation values and implementation cycle times during the periods covered by the Registration Statement vary significantly by each reportable segment, as follows:

Reportable Segment	Implementation Fee Range/Average	Implementation Cycle Time Range
Enterprise/Commercial	$1,500,000 - $4,750,000/$2,750,000	3-15 months
Enterprise/State	$4,795,000 - $5,490,000/$5,092,000	6-15 months
Medicare	$22,000-$49,000/$38,000	2-4 months
Private Exchange	$24,000-$62,000/$42,000	2-4 months

These variances are driven by a number of factors, including complexity of solution, extent of configuration changes, customer readiness and number of customer system interfaces. For these reasons, the Company believes that a reference to the specific number of new and/or completed implementations by itself is not a useful metric in understanding the results of the Company’s operations as it may not necessarily correlate directly to changes in reported revenue and cost levels.

Division of Corporation Finance

November 10, 2014

Components of Operating Results

Revenue, page 51

10. We note your statement on page 52 that less than 5% of all of your customers had multiple-element arrangements containing non-hosted software. Please revise to quantify the percentage of total revenue related to multiple-element arrangements containing non-hosted software. In this regard, based on the information provided in Exhibit A to your response to prior comment 49, it appears that non-hosted multiple element arrangements accounted for approximately 20% of total revenue in the six months ended June 30, 2014.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52 to quantify the percentage of total revenue related to multiple-element arrangements containing non-hosted software.

11. We note that non-hosted contracts were accounted for as a single unit of accounting because some or all of the deliverables did not have standalone value when the contracts were executed. Our understanding, based on your revised disclosure on page F-10, is that non-hosted contracts are accounted for in accordance with ASC 985-605. Please explain how your accounting for non-hosted arrangements complies with ASC 985-605-25-9 and 10.

Response: The Company respectfully advises the Staff that in the Company’s current Enterprise/State non-hosted multiple-element arrangements there is no VSOE, therefore, all deliverables are accounted for as a single unit of accounting. In accordance with ASC 985-605-25-9(b), the Company defers revenue recognition until all elements of the arrangement have been delivered and then recognizes revenue ratably over the longer of the contractual term or estimated customer relationship as sufficient VSOE does not exist for the allocation of contract value to the separate contractual elements. The Company advises the Staff that revenue for these arrangements is currently recognized over the contractual term of the contracts based on the lack of history of customer renewals and infancy of contract terms in the Enterprise/State segment. The exceptions in ASC 985-605-25-10 currently do not apply to the Company based on its current revenue arrangements.

Liquidity and Capital Resources, page 66

12. You state in response to prior comment 17 that outstanding indebtedness will be repaid only upon maturity. Please explain the reason for investing the proceeds of this offering in short-term investment-grade securities, which bear a lower rate of interest, until the promissory notes mature. In this regard, we note that the interest rate on the THL Note accrues at a rate as high as 12.5%.

Response: The Company respectfully advises the Staff that, as previously disclosed to the Staff in the Company’s response to prior comment 17, the Company currently has no specific plans to prepay any outstanding indebtedness prior to maturity. The Company will evaluate its debt portfolio post-offering and determine whether or not a portion of the proceeds will be used to prepay any outstanding indebtedness based on the Company’s financial position at that time. Specifically, as part of its evaluation the Company will take into consideration factors including, but not limited to, the after-tax weighted cost of debt of its entire debt portfolio post-offering, future debt service and near-term working capital requirements, both before and after a prepayment of any outstanding indebtedness. The Company intends to perform such evaluations on an ongoing basis post-offering.

Division of Corporation Finance

November 10, 2014

Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of Common Stock on Grant Dates, page 65

13. Please tell us your estimated fair value determinations on each valuation date and whether there have been any valuations subsequent to December 31, 2013. To the extent material, when the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Response: The Company respectfully advises the Staff that on October 28, 2014, the Company filed with the Commission a letter describing the Company’s fair value determinations on each valuation date. There have been no valuations subsequent to December 31, 2013. When the estimated offering price is known and included in the Registration Statement, the Company will, to the extent material, reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the offering range.

Business.

Overview, page 74

14. Regarding your disclosure in response to prior comment 39, please tell us what consideration you gave to providing quantitative information concerning the extent of your reliance on government contracts.

Response: The Company respectfully advises the Staff that state and federal contracts represent 22% and less than 1%, respectively, of the Company’s Deferred Revenue balance at September 30, 2014. As Deferred Revenue is an important indicator of future revenue visibility, the Company acknowledges that there is a material reliance on these contracts from a future revenue perspective. In response to the Staff’s comment, the Company has revised its disclosure on page 76 to quantify the percentage of Deferred Revenue at September 30, 2014 related to the Company’s state and federal contracts, respectively.

Competition, page 87

15. Please expand to provide an over-view of the most significant elements of your competitive position in each of the reportable segments. We note your response to prior comment 42. For example, it appears you should disclose conditions such as stronger market positions of some competitors in the larger group enrollment markets and the advantage other competitors have in the government market.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 89-90 to provide an overview of the most significant elements of the Company’s competitive position in each of the reportable segments.

Division of Corporation Finance

November 10, 2014

Consolidated Statements of Operations and Comprehensive Loss, page F-4

Revenue

16. We note your response to prior comment 47 and ask that you again consider whether separate presentation of revenues and cost of revenues is appropriate pursuant to Rule 5-03(b)1 and 2 of Regulation S-X. In this regard it appears from Exhibit A of your response that Enterprise/State revenue (non-hosted revenues) exceeds 10% of total revenues for the six months ended June 30, 2014.

Response: In response to the Staff’s comment, the Company acknowledges that non-hosted Enterprise/State revenue exceeded 10% of consolidated revenue for the six months ended June 30, 2014 and (as disclosed on page 57 of Amendment No. 1) for the nine months ended September 30, 2014. However, the Company respectfully advises the Staff that the portion of non-hosted Enterprise/State revenue represented by perpetual license fees, which the Company believes is the only revenue that might be considered to be product revenue for purposes of Rule 5-03(b) of Regulation S-X, is less than 10% of consolidated revenue in each of those periods.

The Company respectfully submits the following additional factors for the Staff to consider:

•	Perpetual licenses are not part of the Company’s broader business model; rather, a usage/term licensing approach is a key component of its business model.

•	As indicated in Exhibit A to the Company’s October 10, 2014 response letter to the SEC Staff’s September 25, 2014 comment letter the Company’s Enterprise/State segment has non-hosted arrangements that lack VSOE and therefore arrangement elements are aggregated into a single element for revenue recognition purposes. In respect to the Company’s determination of the classification of this revenue between product and service revenue, the Company has used various available indicators of fair value including relative selling price allocations of similar hosted arrangements, external peer information to the extent available and contracted value (which is primarily based on hours and rates for service elements outlined in each contract), and applied its best judgment to reasonably classify the revenue into Software Services and Professional Services, which the Company believes is consistent with an SEC Staff Speech before the AICPA National Conference dated December 10, 2007. The Company has considered the remarks from the SEC Staff Speech dated December 10, 2007, which noted that “… a vendor’s basis for separately presenting product and service revenue will be a matter of judgment, dependent on the vendor’s specific facts and circumstances, including which form of presentation would be most meaningful to investors.”

•	The Enterprise/State revenue classified as perpetual license revenue in the six months ended June 30, 2014 is $2.6 million or 7.5% of consolidated revenue. The $2.6 million is a portion of the $4.5 million Enterprise/State Software Services Fee discussed in MD&A (page 56 of the initial S-1 filing) and Exhibit A to the Company’s October 10, 2014 response letter to the SEC Staff’s September 25, 2014 comment letter. The remaining $1.9 million portion of the $4.5 million Enterprise/State Software Services Fee is primarily comprised of separately negotiated and contracted production support fees that the Company classifies as services revenue.

Division of Corporation Finance

November 10, 2014

•	The initial state exchange contracts within the Enterprise/State segment, which also included a large implementation professional service component, have been delivered. These implemented software solutions are now in maintenance mode.

•	The Enterprise/State contracts with non-hosted perpetual license software were entered into in anticipation of the rules set forth under the 2010 Affordable Care Act, which among other things required states to have health insurance shopping exchanges up and running by October 1, 2013. Since that date the Company has not entered into any incremental/new state exchange implementation contracts, nor does it anticipate doing so for the foreseeable future. As such, the Company does not expect growth of its Enterprise/State perpetual license revenue.

•	Within the Critical Accounting Policies section of MD&A (page 64) the Company discloses the amount and recognition period for deferred revenue from the Enterprise/State non-hosted software solution implementations to explain the future impact such deferred revenue will have on its consolidated financial statements.

For the reasons above, the Company does not believe that separate presentation of product revenue and service revenue is required under Rule 5.03(b) of Regulation S-X and also does not believe based on the information above that it would be meaningful to investors. The Company has, in response to the Staff’s comment, revised its disclosure on pages 48, 49 and 52 to provide further clarity on how the Company classifies revenue from Enterprise/State non-hosted multiple element arrangements that lack VSOE between software services fees and professional services fees.

Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012

Summary of significant accounting policies

Revenue Recognition

Software Automation Solutions Fees, page F-9

17. Refer to the six elements identified as (a) through (f) at the bottom of page F-9. For your software automation solutions fees, please supplementally provide the following information for us by type of hosted and non-hosted arrangements:

•	specify the units of accounting included in each type of hosted and non-hosted arrangement;

•	the nature of the costs associated with each revenue type;

•	describe the specific time periods over which each element is deferred (i.e., contract term, estimated customer relationship); and

•	describe, in detail, the specific pattern over which each element of revenue and cost is recognized.

Response: The Company respectfully refers the Staff to Annex I attached to this letter, where the Company has provided an example of the accounting for the revenue types/units of accounting and related costs for a hosted and a non-hosted software arrangement to demonstrate the timing of revenue and related cost recognition in its consolidated financial statements.

Division of Corporation Finance

November 10, 2014

Additionally, the Company respectfully advises the Staff of the following in respect of the Company’s hosted and non-hosted arrangements:

Units of Accounting by Hosted and Non-Hosted Arrangement

Revenue Type | Units of Accounting	Hosted	Non- Hosted
SOFTWARE SERVICES:
Software license fees		X
Software maintenance fees		X
Software usage fees	X
Production support fees	X	X
Hosting fees	X
PROFESSIONAL SERVICES:
Professional services fees	X	X

Nature of Costs and Pattern of Cost Recognition by Revenue Type

SOFTWARE SERVICES:

Direct employee labor & fringe benefits

(1)	Existing Customer Software Solution – No deferral of costs.

(2)	New Customer Software Solution Implementation – Deferral of direct and incremental costs. Recognized after implementation of software solution, straight-line, over the longer of customer contract or estimated customer relationship based on facts and circumstances of each relationship.

Third-Party Hosting – No deferral of costs.

Overhead – Rent, utilities, and depreciation. No deferral of costs.

Acquired Intangible Asset Amortization – No deferral of costs.

PROFESSIONAL SERVICES:

Direct employee labor & fringe benefits related to new customer software solution implementation–

Deferral of direct and incremental costs. Recognized after implementation of software solution over the longer of customer contract or estimated customer relationship based on facts and circumstances of each relationship.

Third-party independent contractor costs related to new customer software solution implementation–

Deferral of direct and incremental costs. Recognized after implementation of software solution over the longer of customer contract or estimated customer relationship based on facts and circumstances of each relationship.

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November 10, 2014

Travel – Direct Employee and third-party independent contractor travel expenditures (e.g. airline, auto, hotel, and meals) related to new and existing customer software solution implementations. No deferral of costs.

Nature of Revenue Recognition by Unit of Accounting:

Software licenses fees, Software maintenance fees, Software usage fees and Hosting fees are recognized ratably over the longer of customer contract or estimated customer relationship based on facts and circumstances of each relationship.

Production support fees are separately negotiated arrangements for existing customer software solutions and are recognized as the work is performed consistent with contractual terms of the production support.

Professional service fees for a new customer software solution implementation are deferred and recognized ratably from completion of implementation through the longer of customer contract or estimated customer relationship.

Professional service fees for software modifications to existing customer software solutions are initially deferred and then recognized in the period services are completed.

18. You disclose that the majority of the Company’s software automation solutions sold in the Enterprise/Commercial and Medicare segments are arrangements in which the software is licensed for specific term and hosted on the Company’s infrastructure. Please clarify how the accounting for hosted Medicare contracts relates to the “Government Cost-Plus-Fixed-Fee” arrangements within your Medicare segment which use the percentage-of-completion method of accounting.

Response: The Company respectfully advises the Staff that the Company has one “Government Cost-Plus-Fixed-Fee” arrangement. This arrangement accounts for approximately 18% and 5% of the Medicare Segment and Consolidated revenue, respectively, for the year ended December 31, 2013. For this government arrangement, the Company uses the percentage-of-completion method of accounting. The majority of the Company’s Medicare Segment revenue is derived from hosted software solutions utilized by customers serving Medicare enrollees.

19. We note your response to prior comment 51 regarding the Enterprise/State reportable segment. Please explain how the elements bundled into a single unit of accounting relate to the non-hosted arrangements under ASC 985-605. We also note in your response that the bundled single unit is recognized ratably into revenue from the month the last element is delivered and usable by the customer over the contractual term. Please reconcile this to your accounting policy on page F-10 for non-hosted multiple element arrangements whereby you disclose “(r)evenue for the arrangement is recognized over the customer arrangement.”

Division of Corporation Finance

November 10, 2014

Response: In response to the Staff’s comment, the Company has clarified the Company’s accounting policy on page F-11 that revenue for multiple deliverable arrangements is recognized over the longer of the customer contract or expected customer relationship. For all Enterprise/State reportable segment multiple deliverable arrangements, the Company is currently recognizing revenue over the customer contract term given the inherent marketplace uncertainty regarding the relatively new and evolving rules that mandate and govern the state healthcare exchanges that utilize the Company’s software automation solutions.

Segments of Business, page F-25

20. Revise to disclose revenues from each revenue type pursuant to ASC 280-10-50-40 and how you considered the distinctions between hosted and non-hosted software solutions for purposes of these disclosures.

Response: In response to the Staff’s comment, the Company has considered ASC 280-10-50-40 and its potential application to hosted and non-hosted software solutions. Consistent with the Company’s response to comment 16 above, the Company respectfully submits that because its non-hosted perpetual license fees are less than 10% of consolidated revenue for all periods presented, separate presentation of product revenue and services revenue is not required or meaningful to investors.

Item 16. Exhibits and Financial Statement Schedules, page II-3

21. For exhibits 2.1 – 2.3, include a list identifying the contents of all omitted schedules. Refer to Item 601(b)(2) of Regulation S-K.

Response: The Company respectfully submits that it has adequately identified the contents of all omitted schedules and exhibits to Exhibits 2.1, 2.2 and 2.3 in accordance with Item 601(b)(2) of Regulation S-K and directs the Staff to the lists entitled “Annexes, Schedules and Exhibits” in Exhibit 2.1, “Exhibits and Schedules” in Exhibit 2.2 and “Schedules” in Exhibit 2.3, wherein the Company identified the contents of all omitted schedules and exhibits and agreed to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration to be made orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (212) 335-4970 if you have any questions regarding this letter or the Registration Statement.

Division of Corporation Finance

November 10, 2014

Very truly yours,

DLA Piper LLP (US)

Christopher C. Paci

Partner

Enclosures

cc:	Robert Douglas Schneider (Connecture, Inc.)

James P. Purko (Connecture, Inc.)

Joseph G. Silver (DLA Piper LLP (US))

Samer M. Zabaneh (DLA Piper LLP (US))

Patrick O’Brien (Ropes & Gray LLP)

Michael D. Beauvais (Ropes & Gray LLP)

Annex I

Example of the Accounting for the Revenue Types/Units of Accounting and Related Costs For a Hosted and Non-Hosted Software Arrangement for Illustrative Purposes Only

Example Contract: Hosted

Total Contract Value (000s)	$1,000

Contract Element/Value:

Professional Services^	$500
Software Services: Usage*	$400
Software Services: Hosting*	$100

Total	$1,000

Implementation Period (Years)	1
Software Services Term (Years)	3

Revenue, Cost Recognition:
	Implementation	Software Services Term			Total

Revenue:	Year 1	Year 2	Year 3	Year 4
Professional Services	$-	$167	$167	$167	$500
Software Services: Usage	-	133	133	133	400
Software Services: Hosting	-	33	33	33	100
Total Revenue	$-	$333	$333	$333	$1,000

Deferred Revenue	$500	$333	$167	$-	$-

Cost of Revenue:
Period Costs	$105	$33	$33	$33	$450
Deferred Implementation Cost Amortization	$-	$82	$82	$82	$-
Total Cost of Revenue	$105	$115	$115	$115	$450

Deferred Implementation Costs	$245	$164	$82	$-	$-

^	Amounts invoiced during the implementation period, based on milestone completion, and recorded to deferred revenue
*	Amounts invoiced annually, upon go-live of the hosted software solution; revenue recognized ratably over the contractual period

Example Contract: Non-Hosted

Total Contract Value (000s)	$4,500

Contract Element/Value:

Professional Services^	$2,880
Software Services: Perpetual License Fees*	$1,350
Software Services: Maintenance**	$270

Total	$4,500

Implementation Period (Years)	1
Software Services Term (Years)	3

Revenue, Cost Recognition:
	Implementation	Software Services Term			Total

Revenue:	Year 1	Year 2	Year 3	Year 4
Professional Services	$-	$960	$960	$960	$2,880
Software Services: Perpetual License Fees	-	450	450	450	1,350
Software Services: Maintenance	-	90	90	90	270
Total Revenue	$-	$1,500	$1,500	$1,500	$4,500

Deferred Revenue	$4,230	$2,820	$1,410	$-	$-

Cost of Revenue:
Period Costs	$605	$108	$108	$108	$2,340
Deferred Implementation Cost Amortization	$-	$470	$470	$470	$-
Total Cost of Revenue	$605	$578	$578	$578	$2,340

Deferred Implementation Costs	$1,410	$940	$470	$-	$-

^	Amounts invoiced during the implementation period, based on milestone completion, and recorded to deferred revenue
*	In the case of perpetual license fees, amounts are invoiced upon contract execution and recorded to deferred revenue
**	Amounts invoiced annually, upon go-live of the non-hosted software solution; revenue recognized ratably over the contractual period

In addition to the typical Hosted and Non-Hosted contracts above, the Company frequently enters into production support fee arrangements with existing hosted and non-hosted customers. These production support fee arrangements are all separately negotiated arrangements. Revenue and costs are recognized as the work is performed consistent with the contractual terms of the production support arrangement.